

March 26, 2025

A LETTER TO THE SHAREHOLDERS OF AUTODESK, INC.

Dear Fellow Shareholders,

Starboard Value LP (together with its affiliates, "Starboard") is a large shareholder of Autodesk, Inc. ("Autodesk" or the "Company"). On March 19, 2025, we publicly disclosed our intention to nominate director candidates for election at the Company's 2025 Annual Meeting of Stockholders ("2025 Annual Meeting"). We elected to take the extraordinary action of nominating director candidates given Autodesk's long-term share price and financial underperformance, which, in our view, has been enabled by a complete lack of accountability. Many of our fellow shareholders have expressed frustration with the status quo and believe change is warranted. Following the issuance of our letter, we formally nominated three (3) director candidates for election at the 2025 Annual Meeting: Geoffrey ("Geoff") Ribar, Anna Christine ("Christie") Simons, and Jeffrey ("Jeff") Smith.

Despite the positive reaction to our involvement, the Company released a statement in response to our letter, which unfortunately dismissed shareholders' concerns regarding share price and financial underperformance. Instead, the Company appears to have embraced an alternate reality wherein it claims strong business performance, Investor Day targets achieved ahead of schedule, and total shareholder return ("TSR") outperformance compared to peers.

Excerpt From Autodesk Statement (March 19, 2025)

Autodesk's Board and management team have reviewed Starboard's latest letter. We are always committed to acting in the best interests of our company and shareholders – as demonstrated by our strong recent financial results, the deliberate strategic initiatives we have implemented to generate significant long-term value and our ongoing board refreshment. Our strong business performance has driven total shareholder returns that have outperformed our peers.

Continued Strong Financial and Operational Performance

We have been taking decisive actions to drive growth, significantly expand operating margin, generate robust free cash flow and continue innovating for our customers. In FY 2025, we completed the launch of our new go-to-market approach and are now in the optimization phase of that plan. Our FY 2025 underlying non-GAAP operating margin of ~39%[1] represents an increase of more than 2,400 bps since FY 2019 and 300 bps since FY 2023, reaching our 38%-40% target a year ahead of schedule. Furthermore, our recently announced restructuring actions will drive additional efficiency at scale as we optimize our go-to-market organization. We remain laser-focused on executing our strategy to continue this momentum and margin expansion as we deliver sustainable value for shareholders and customers.

Source: Public company filings. Highlight added for emphasis.

There are myriad issues with the Company's response, the most important of which is that **<u>it is simply not true.</u>** Autodesk does not have a record of TSR outperformance, and the Company has not accomplished its Investor Day margin targets ahead of plan. Regrettably, Autodesk shareholders know all too well that management often resorts to misleading statements and that the Company has missed its targets over time. Ultimately, we believe the Company's reliance on falsehoods and obfuscation on margin progress is emblematic of the underlying problem: a

complete and utter lack of proper oversight and accountability to shareholders. In allowing the Company to propagate these falsehoods, the Board of Directors (the "Board") has unfortunately and yet again demonstrated it is not well-equipped to hold management accountable. In fact, management's willingness to mislead and the Board's failure to hold management accountable are exactly why we believe Board change is needed. These most recent issues follow last year's Audit Committee investigation, which revealed that management manipulated free cash flow and misled investors regarding billing practices and yet resulted in no real consequences. (For additional detail, please see our June 25, 2024 letter.)

While we firmly believe Autodesk can be significantly more profitable than it is today and reach non-GAAP operating margins of 41 to 42% by FY2028, we believe it is imperative that the Company be governed by a well-functioning Board that can, and will, hold management accountable for value creation and improved performance.

Autodesk's Share Price Has Underperformed Over the Long-Term

We believe the Company's track record of share price underperformance is clear. While Autodesk claims to have *"total shareholder returns that have outperformed [its] peers,"* it does not clarify which peers are serving as a comparison point or over what time period it is measuring returns. In order to establish a fair assessment of the Company's relative share price performance, we have utilized various peer sets and multiple time periods prior to our public involvement in June 2024 (i.e., the unaffected share price). All peer sets and all time periods yield the same conclusion: **Autodesk's share price has meaningfully underperformed over the short, medium, and long-term**.

TSR Prior to Starboard's Involvement[1]				
	1-Year	**3-Year**	**5-Year**	**10-Year**
Dow Jones US Software Index	27%	40%	166%	648%
S&P North American Technology Software Index	21%	13%	100%	431%
Proxy Peer Group[2]	17%	23%	139%	670%
Autodesk, Inc.	6%	(19%)	43%	316%
Over / (Underperformance) vs. DJ US Software Index	**(21%)**	**(60%)**	**(123%)**	**(332%)**
Over / (Underperformance) vs. S&P NA Tech Software Index	**(15%)**	**(33%)**	**(57%)**	**(115%)**
Over / (Underperformance) vs. Proxy Peer Group	**(11%)**	**(43%)**	**(96%)**	**(354%)**

(1) Source: Bloomberg. TSR measured up until the date Starboard's involvement was first disclosed (June 14, 2024).

(2) Represents the average of the proxy peers as defined by the Company's 2024 Definitive Proxy dated June 14, 2024. Excludes companies that were not public for the entire duration of the measurement period.

More recently, the Company's share price performance improved following our public involvement in June 2024, which we believe to be largely driven by optimism regarding the potential for change and improved accountability, as well as a renewed focus on margin improvement. This optimism was mostly recently seen in Autodesk's share price outperformance on the day we announced our intention to nominate directors at the 2025 Annual Meeting.



Source: Bloomberg. (1) Proxy peers as defined by the Company's 2024 Definitive Proxy dated June 14, 2024.

However, even if we give Autodesk full credit for the share price performance following the initial public disclosure of our involvement in June 2024 through March 18, 2025, the day prior to our letter disclosing our intent to nominate directors, the Company's TSR track record is still poor.

TSR Comparison to March 18, 2025 [1]

	1-Year	3-Year	5-Year	10-Year
Dow Jones US Software Index	(1%)	32%	162%	560%
S&P North American Technology Software Index	9%	37%	153%	400%
Proxy Peer Group [1]	1%	18%	187%	512%
Autodesk, Inc.	2%	22%	83%	322%
Over / (Underperformance) vs. DJ US Software Index	**3%**	**(11%)**	**(78%)**	**(238%)**
Over / (Underperformance) vs. S&P NA Tech Software Index	**(7%)**	**(15%)**	**(69%)**	**(79%)**
Over / (Underperformance) vs. Proxy Peer Group	**1%**	**4%**	**(104%)**	**(190%)**

(1) Source: Bloomberg.

(2) Represents the average of the proxy peers as defined by the Company's 2024 Definitive Proxy dated June 14, 2024. Excludes companies that were not public for the entire duration of the measurement period.

We would question why the Board and management are so satisfied with returns that can only be charitably referred to as mediocre.

It is also important to note that Autodesk's statement claiming a track record of TSR outperformance actually contradicts the Company's own SEC filings – such as its most recently filed Form 10-K for FY2025:

Excerpt From Autodesk FY2025 Form 10-K


Comparison of Five Year Cumulative Total Stockholder Return (1)
$250
$200
$150
$100
$50
1/20
1/21
1/22
1/23
1/24
1/25
Autodesk, Inc.
S&P 500
S&P North American Technology Software
Dow Jones US Software

Source: Public company filings. Emphasis added.

We believe it is clear that the Company is attempting to cherry-pick data to drive a narrative rather than accepting responsibility for poor historical performance and focusing on how to create significant shareholder value moving forward.

<u>Autodesk Is Expected to Fall Short of Its 2023 Investor Day Targets</u>

At its most recent Investor Day, held in March 2023, Autodesk set a non-GAAP operating margin target of 38% to 40% by FY2026. Despite reporting FY2025 non-GAAP operating margins of 36%, the Company is now attempting to claim it achieved this target a year ahead of plan. To do so, Autodesk has effectively invented a new metric: underlying non-GAAP operating margins with a multi-year FX addback, which it claims reached 39% in FY2025. In order to make this claim, the Company is relying on two rather questionable addbacks. First, the Company is adding back multiple years of cumulative foreign exchange ("FX") impacts and, second, the Company is adding back the impact from the ongoing transition to a new transaction model. To us, this is yet another example of misleading and purposefully confusing disclosure that attempts to mask clear underperformance.

To begin with the absurd cumulative FX addback – while FX headwinds are real, of course, the reality is companies such as Autodesk manage FX changes on an annual basis and, in fact, set price increases every year to account for, at least in part, changes in FX. In our decades-long experience of investing in public markets, we do not recall any other public company that has added back multiple years of cumulative FX impacts when discussing profitability and whether it has reached its financial targets. In fact, it appears that Autodesk itself recognizes the preposterous nature of this adjustment, as the Company shows another version of the underlying non-GAAP operating margin that does not include the multi-year FX addback.

Similarly, we view the exclusion of the agency model transition as disingenuous when comparing progress against the March 2023 Investor Day targets. Not only is the transition to a new transaction model entirely in management's control (i.e., not an exogenous event that would make

sense to exclude), we believe the Company began planning the transition as early as the March 2023 Investor Day and it therefore should have been accounted for in the Company's Investor Day targets. In fact, the new transaction model was rolled out for a subgroup of customers (specifically Flex customers) at the very same March 2023 Investor Day, and management laid out the timeline for the broader transition in November 2023.

> "**As Steve said at Investor Day, we introduced a new transaction model for Flex, which gives Autodesk a more direct relationship with its customers and more closely integrates with its channel partners**. We began testing the new transaction model across our product suite in Australia a couple of weeks ago. **Assuming the launch proceeds as expected, in fiscal '25 and '26, we intend to transition our indirect business to the new transaction model in all our major markets globally**. In the new transaction model, partners provide a quote to customers but the actual transaction happens directly between Autodesk and the customer… **In the near term, the new transaction model results in a shift from contra revenue to operating costs that provide a tailwind to revenue growth, while being broadly neutral to operating profit and free cash flow dollars, and mechanically result in percent operating margins taking a step or 2 backwards**. Over the long term, optimization enabled by this transition will provide a tailwind to revenue, operating income and free cash flow dollars, even after the cost of setting up our building platform.
>
> Andrew Anagnost, CEO
November 21, 2023

Source: Public company transcript. Emphasis added.

Autodesk's March 19, 2025 Statement Underscores the Need for Change

As shareholders, we are all aligned with a common goal of seeing Autodesk improve its financial performance and realize its immense potential. As we have previously outlined, we believe Autodesk can improve its balance of growth and profitability by rightsizing its cost structure and realizing the appropriate incremental margins on underlying revenue growth moving forward.

However, in order for shareholders to have confidence that this potential for improved performance can be realized, we must first have faith that the Company is operating and communicating with integrity and transparency, not simply spinning facts and making arguments to "win" a discussion. Cherry-picked data can be used to corroborate almost anything, but the overwhelming preponderance of evidence here shows that Autodesk has underperformed over time.

Autodesk's recent statement is emblematic of a company that is unwilling to face reality and is instead looking to fight to maintain the status quo. In our view, it is clear that the current Board is either incapable or unwilling to hold management accountable. This situation perfectly illustrates the need to have a strong, independent Board with fresh perspectives and shareholder representation that is willing to provide oversight and hold management accountable, with a focus on serving shareholders' best interests.

As such, on March 20, 2025, we nominated three highly-qualified individuals for election at the 2025 Annual Meeting: Geoff Ribar, former CFO of Cadence Design Systems; Christie Simons, a senior Partner at Deloitte & Touche LLP and leader of Deloitte's U.S. Technology, Media and Telecommunications (TMT) Audit & Assurance business, and Jeff Smith, CEO of Starboard Value. Brief overviews of each nominee's background are provided below.

As always, we remain open to engaging with Autodesk to reach a constructive solution. We look forward to continuing our discussions with our fellow shareholders in the coming weeks and months.

Sincerely,

Jeffrey Smith
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

Biographies of Starboard's Nominees (in alphabetical order):



Geoff Ribar

- Mr. Ribar previously served as Senior Vice President and Chief Financial Officer of Cadence Design Systems, Inc. (NASDAQ: CDNS), a provider of system design tools, software, intellectual property and services, from 2010 to 2017, and as a senior advisor to Cadence until his retirement in March 2018.
  - During this time, Cadence Design System's revenue and operating margins grew substantially.
- Mr. Ribar currently serves on the boards of directors of Acacia Research Corporation (NASDAQ: ACTG), MACOM Technology Solutions Holdings, Inc. (NASDAQ: MTSI), and Everspin Technologies, Inc. (NASDAQ: MRAM).
- Mr. Ribar also previously served as a director of Aquantia Corp. (formerly NYSE: AQ) from September 2017 until it was acquired in September 2019.
- Mr. Ribar earned a B.S. in chemistry and an M.B.A. from the University of Michigan.



Christie Simons

- Ms. Simons currently serves as a senior Audit & Assurance Partner of Deloitte & Touche LLP and is retiring from the company in May 2025 with over 30 years of experience serving technology companies worldwide.
- At Deloitte, Ms. Simons led the U.S. Technology, Media and Telecommunications (TMT) Audit & Assurance business.
- Ms. Simons currently serves on the board of directors of Micron Technology, Inc. (NASDAQ: MU), a semiconductor manufacturing company.
- Ms. Simons earned a B.S. in Finance from the Leeds School of Business at the University of Colorado, Boulder. She is a Certified Public Accountant in California and is a member of the American Institute of CPAs.



Jeff Smith

- Mr. Smith is currently the Managing Member, Chief Executive Officer and Chief Investment Officer of Starboard Value LP.
- Prior to founding Starboard Value LP in April 2011, Mr. Smith served as the Chief Investment Officer for the funds that comprised the Value and Opportunity investment platform at Ramius LLC, where he was a Partner Managing Director.
- Mr. Smith currently serves on the Board of Directors of Kenvue, Inc. (NYSE: KVUE).
- Mr. Smith has extensive public company board experience including, but not limited to, serving as the Chair of the Boards of Directors of Papa John's International, Inc. (NASDAQ: PZZA), Advance Auto Parts, Inc. (NYSE: AAP), Darden Restaurants, Inc. (NYSE: DRI), and Phoenix Technologies Ltd. (formerly NASDAQ: PTEC).
- Mr. Smith graduated from The Wharton School of Business at The University of Pennsylvania.